EXHIBIT 8(a)

OPINION OF SLAUGHTER AND MAY

29 July 2003

Your reference

Our reference

HMN/LAW

Direct line

020 7090 5043

The Directors,

Wal-Mart Stores, Inc.

702 S.W. 8th Street

Bentonville, Arkansas 72716

Re: Registration Statement on Form S-8

Dear Sirs,

Introduction

1.	We have acted as English legal advisers to Wal-Mart Stores, Inc., a Delaware corporation (the “Company”), in connection with the Company’s registration of the offer and sale of 20,000,000 shares of the Company’s common stock, $.10 par value per share (the “Shares”), pursuant to options (the “Options”) granted from time to time under The ASDA Colleague Share Ownership Plan 1999 (the “CSOP”) and The ASDA Sharesave Plan 2000 (the “Sharesave Plan”). The offer and sale of the Shares are being registered pursuant to a registration statement on Form S-8 (the “Registration Statement”) to be filed with the United States Securities and Exchange Commission on or about July 29, 2003.

2.	This letter may be relied upon only by you and may be used only in connection with the issue of the Shares. Neither its contents nor its existence may be disclosed to any other person unless we have given our prior written consent or as set out below.

Scope

3.	This opinion is confined to matters of United Kingdom law and Inland Revenue practice as at the date hereof. Accordingly, we have not made any investigation of, and do not express any opinion on, the tax law of any jurisdiction other than the United Kingdom. In particular, we express no opinion on European Community law as it effects any jurisdiction other than the United Kingdom. United Kingdom law and Inland Revenue practice are subject to change, possibly retroactively. A change in law could materially affect the income tax consequences under the laws of the United Kingdom for the holders of the Options.

4.	We have examined copies of the documents mentioned herein. We have not undertaken any exercise which is not described in this letter.

Documents Examined

5.	For the purposes of this opinion we have examined and relied upon the following documents:

(i)	a copy of the Registration Statement;

(ii)	a copy of the rules of the CSOP (the “CSOP Rules”); and

(iii)	a copy of the rules of the Sharesave Plan (the “Sharesave Rules”).

Assumptions

6.	In giving this opinion, we have assumed:

(i)	that the statements contained in the Registration Statement, the CSOP Rules and the Sharesave Rules are complete and accurate as of the date of this opinion;

(ii)	that words and phrases used in the Registration Statement have the same meaning and effect as they would if the Registration Statement were governed by English law and there is no provision of any law (other than English law) which would effect anything in this opinion letter;

(iii)	that the forms of the final Registration Statement, CSOP Rules and Sharesave Rules provided to us are true copies;

(iv)	the authenticity, completeness and conformity to original documents of all copy documents examined by us;

(v)	that, where a document has been examined by us in draft form, it has been or will be signed and/or given final approval in the form of that draft; and

(vi)	that no other event occurs after the date hereof that would affect the opinions herein stated.

Opinion

7.	As a part of our representation of the Company, we have reviewed the discussion under the caption “What are the tax consequences to you under the tax laws of the United Kingdom of exercising your option?” to appear in the prospectus relating to the offer and sale of Shares pursuant to options granted under the CSOP and the discussion under the caption “What are the tax consequences to you under the tax laws of the United Kingdom of exercising your option?” to appear in the prospectus relating to the offer and sale of Shares pursuant to options granted under the Sharesave Plan to be provided under and in connection with the Registration Statement, the text of which discussions is attached to this opinion as Exhibit A (the “Tax Discussions”).

8.	Based on the foregoing and subject to the qualifications, assumptions and limitations set forth herein, we are of the opinion that the Tax Discussions are a fair reflection of the material income tax consequences under the laws of the United Kingdom to the holders of the Options upon the exercise of the Options.

Consent

9.	This opinion may be filed as an exhibit to the Registration Statement. In giving this consent, we do not admit that we are included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the United States Securities and Exchange Commission promulgated thereunder.

Yours faithfully,

/s/    Slaughter and May

Slaughter and May

Exhibit A

The Tax Discussions

To appear in the prospectus relating to the Sharesave Plan

What are the tax consequences to you under the tax laws of the United Kingdom of exercising your option?

You will generally not incur any income tax liability on the exercise of your options, unless they are exercised within three years of the date of grant as a result of exercise following a change of control or winding up or sale of a business or company.

Any income tax charge will be calculated based on the difference between the fair market value of the shares of our common stock you received, determined as of the date of exercise of your option and the exercise price of your option.

Income tax will not be deducted at source under PAYE. You will need to declare this on your tax return for the tax year in which the options are exercised. We strongly recommend that you plan ahead and set aside sufficient money to pay this assessment when it becomes due.

To appear in the prospectus relating to the CSOP

What are the tax consequences to you under the tax laws of the United Kingdom of exercising your option?

You will incur an income tax charge on the exercise of your option if you exercise your option within three years of the date of grant unless it is exercisable early by virtue of the cessation of employment in the circumstances outlined above (e.g. injury, disability or redundancy etc.).

The income tax charge will be calculated based on the difference between the fair market value of the shares of our common stock you receive determined as of the date of exercise of your option and the exercise price of your option. Otherwise you will not incur any income tax liability on your exercise of your option. If any income tax is payable on the exercise of these options, then it will be deducted at source under PAYE and national insurance contributions will be payable.